300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

March 14, 2014

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	John Dana Brown
Ryan Adams

Re:	YRC Worldwide Inc. Registration Statement on Form S-3 Filed February 4, 2014 File No. 333-193752

Gentlemen:

YRC Worldwide Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) an Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-3 (File No. 333-193752) (the “Registration Statement”) pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation S-T thereunder.

On behalf of the Company, we are writing to respond to the comments raised in the letter, dated March 3, 2014, from the staff of the Commission (the “Staff”) to James L. Welch, Chief Executive Officer of the Company. The responses below correspond to the captions and numbers of the Staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

Beijing    Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Securities and Exchange Commission

March 14, 2014

General

1.	We note that the selling stockholders Avenue Funds, Carlyle Funds, Solus Funds, and Whitebox Funds acquired the shares to be registered relatively recently and, upon conversion, the shares would represent approximately 26%, 13%, 9% and 7% of the company’s outstanding shares of common stock, respectively. Please provide us your analyses with respect to each of the above selling stockholders as to why they should not be considered underwriters in this offering. Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 for guidance. Alternatively, please identify these stockholders as statutory underwriters.

Response: For the reasons described below, the Company respectfully submits that it believes that the Avenue Funds, the Carlyle Funds, the Solus Funds and the Whitebox Funds (collectively referred to herein as the “Investors”) should not be deemed to be statutory underwriters pursuant to Section 2(a)(11) of the Securities Act, and that no revision to the prospectus contained in the Registration Statement is necessary in this regard.

Staff Guidance

Section 2(a)(11) of the Securities Act defines an “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”

The question of whether a selling shareholder is a statutory underwriter depends on the facts and circumstances. The Staff’s Compliance and Disclosure Interpretation 128.04 provides that the analysis of whether a selling shareholder is an underwriter with respect to resales of such securities “depends on the particular facts and circumstances of the particular case.” See also SEC Release 33-6383.

The Staff issued further guidance in the Staff’s Compliance and Disclosure Interpretation 612.09, which provides a list of six factors that should be considered when evaluating whether a selling shareholder is a statutory underwriter. Specifically, this guidance states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Securities and Exchange Commission

March 14, 2014

Analysis

Each of the six factors of Compliance and Disclosure Interpretation 612.09 is discussed separately below with respect to each Investor.

Avenue Funds

Background

The Avenue Funds (together with their affiliated and predecessor entities, “Avenue”) have maintained a significant investment in the Company’s business since April 2011.

Beginning in April 2011, Avenue began purchasing interests in claims under the Company’s credit agreement, dated as of August 17, 2007 (as amended, the “Credit Agreement”), among the Company, certain of its subsidiaries, JPMorgan Chase Bank, National Association, as agent, and the other lenders that are parties thereto.

In July 2011, the Company exchanged (the “2011 Exchange Offer”) through a registered exchange offer Credit Agreement claims for shares of its Series B Convertible Preferred Stock (the “Series B Preferred”), 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and rights to purchase 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Convertible Notes”).

As a result of the 2011 Exchange Offer and the conversion of all of the Series B Preferred that Avenue acquired, Avenue held 7.22% of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), as of September 16, 2011, as disclosed in the Company’s definitive proxy statement filed on October 20, 2011. Since then, Avenue has engaged in open-market purchase and sales of the Company’s securities.

On January 31, 2014, the Investors and the Company consummated the Transactions contemplated by the Stock Purchase Agreements, as described in the Registration Statement. In connection therewith, Avenue purchased 4,133,333 shares of Common Stock and 583,334 shares of Class A Convertible Preferred Stock (the “Class A Preferred”) and converted all Series B Notes held by it into 806,456 shares of Common Stock pursuant to, and in accordance with, the terms of the indenture governing the Series B Notes.

The Company is registering on Avenue’s behalf the shares of Common Stock that Avenue acquired pursuant to the Transactions, including the shares of Common Stock to be acquired upon conversion of the Class A Preferred held by Avenue, and the shares of Common Stock acquired by Avenue upon its conversion of the Series B Notes.

Securities and Exchange Commission

March 14, 2014

Avenue Analysis

1) How long the selling shareholders have held the shares.

Avenue has maintained credit and equity exposure to the Company since April 2011 when Avenue began purchasing Credit Agreement claims. From April 2011 to July 2011, Avenue purchased $52,925,734 of Credit Agreement claims. As discussed above, in July 2011, the Company exchanged through the Exchange Offer Credit Agreement claims for shares of its Series B Preferred, Series A Notes and rights to purchase Series B Notes. In September 2011, Avenue converted the shares of Series B Preferred that it received in the Exchange Offer for 51,295,142 shares of Common Stock. Avenue also had the right to acquire an additional 93,481,007 shares of Common Stock underlying the Series B Notes that Avenue acquired in the Exchange Offer. As of September 16, 2011, as disclosed in the Company’s definitive proxy statement filed on October 20, 2011, Avenue held 7.22% of the Company’s outstanding shares of Common Stock. Since then, Avenue has engaged in open-market purchase and sales of the Company’s securities. On December 2, 2011, the Company effected a reverse stock split at a ratio of 1:300.

On January 31, 2014, the Investors and the Company consummated the Transactions, pursuant to which Avenue acquired an additional 4,133,333 shares of Common Stock and 583,334 shares of Class A Preferred which is convertible into 2,333,336 shares of Common Stock as described in the Registration Statement.

Although many of the shares of Common Stock were acquired recently, the length of time that Avenue has held credit and equity exposure to the Company demonstrates that Avenue acquired such shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

Additionally, the shares acquired pursuant to the Transactions are being registered pursuant to a registration rights agreement (the “Registration Rights Agreement”) that is typically found in similar “private investment in public equity” (“PIPE”) investments. Pursuant to such registration right agreements, issuers agree to register privately issued securities within a specified period of time to enable such issuers to eliminate or reduce the discount that they otherwise may need to offer buyers of privately placed, restricted securities. The short period between Avenue’s acquisition of the shares issued pursuant to the Transactions and the registration of such shares by the Company is due to the exercise of this feature of PIPE transactions and is not as a result of an intention by Avenue to acquire securities with a view to distribution.

2) The circumstances under which the selling shareholders received the shares.

Avenue acquired the shares of Common Stock as an investment and not as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk.

Securities and Exchange Commission

March 14, 2014

The shares that Avenue acquired prior to the consummation of the Transactions were acquired either pursuant to the 2011 Exchange Offer in connection with the Company’s 2011 financial restructuring or through open-market purchases. These shares of the Company were not issued to Avenue at a discount.

The shares acquired pursuant to the Transactions were also not issued to Avenue at a discount. The price at which Avenue agreed to purchase such shares was actually slightly higher than the closing price of the Common Stock on the last trading day prior to the execution of the Stock Purchase Agreements.

We believe that the facts surrounding the sale and issuance of the shares to Avenue do not support a conclusion that Avenue was acquiring the shares for the purposes of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

The Company does not have an underwriting relationship with Avenue. Avenue has been an investor in the Company since April 2011. Avenue acquired its shares as an investment in the Company and is not acting as a conduit for the Company. To the extent Avenue sells shares pursuant to the Registration Statement, Avenue will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

The Registration Statement has been filed by the Company to comply with its obligations under the Registration Rights Agreement entered into in connection with the Stock Purchase Agreements. The Registration Rights Agreement has terms typical of terms in registration rights agreements entered into in connection with PIPE investments. The parties negotiated the Registration Rights Agreement for a variety of business reasons, including providing enhanced liquidity if and when Avenue determines to sell any portion of its investment. The Company did not enter into the Registration Rights Agreement for the purposes of conducting an indirect primary offering. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

4) The amount of shares to be sold by the selling shareholders.

As of March 4, 2014, according to Company’s 10-K filed with the Securities and Exchange Commission on March 10, 2014, the Company had 28,901,590 shares of Common Stock outstanding (not including the 2,333,336 shares of Common Stock to be issued to Avenue upon conversion of its Class A Preferred). The Company seeks to register an aggregate of 7,273,125 shares of Common Stock on behalf of Avenue pursuant to the Registration Statement, which represents approximately 25.2% of the total number of shares of Common Stock issued and outstanding as of March 4, 2014.

Securities and Exchange Commission

March 14, 2014

Although the percentage of shares registered on behalf of Avenue is relatively high, the Company notes that the Registration Statement is registering the shares on a long-term basis primarily to create liquidity for such shares.

Additionally, the shares owned by Avenue include 2,333,336 shares of Common Stock issuable upon conversion of the 583,334 shares of Class A Preferred held by Avenue. This represents approximately 32% of the shares being registered on behalf of Avenue. As described in the Registration Statement, there are restrictions on the convertibility of the Class A Preferred until the occurrence of certain events (the “Conditions”) described in the Certificate of Designations, Preferences, Powers and Rights of Class A Convertible Preferred Stock. These Conditions include approval by the Company’s shareholders to amend its Certificate of Incorporation to increase the number of authorized shares of Common Stock (the “Authorization Approval”) and approval by the Company’s shareholders of removal of restrictions under applicable NASDAQ regulations on the conversion of the Class A Preferred to the extent such conversion would result in Avenue holding more than 19.99% of the voting power of the Company (the “NASDAQ Approval”).

A special shareholder meeting to vote on the Authorization Approval and NASDAQ Approval is scheduled to take place on March 14, 2014. Immediately upon effectiveness of the Authorization Approval, the Company will amend its Certificate of Incorporation to provide for the increased number of authorized shares, and a portion of the Class A Preferred will automatically be converted into a number of shares of common stock up to the amount such that Avenue will not own more than 19.99% of the issued and outstanding Common Stock. If shareholders also vote in favor of the NASDAQ Approval, all the shares of the Class A Preferred will automatically convert into shares of Common Stock as described in the Registration Statement. Failure to obtain the Authorization Approval will limit Avenue’s ability to sell shares of Class A Preferred. If the Authorization Approval is obtained but not the NASDAQ Approval, Avenue would be able to hold and, therefore, sell no more than 19.99% of the issued and outstanding shares of Common Stock at any time.

The existence of the Conditions supports the conclusion that Avenue holds the shares for its own account for investment purposes and not with a view towards distribution.

5) Whether the selling shareholders are in the business of underwriting securities.

The Company understands that Avenue is not in the business of underwriting securities and is not a registered broker-dealer. Avenue has a long history of investing in securities. Avenue has represented that it owns the shares of Common Stock for its own account for investment purposes and not with a view towards distribution.

Securities and Exchange Commission

March 14, 2014

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that Avenue is acting as a conduit for the Company. Avenue has been exposed to the long-term market and credit risk of its investment in the registered shares of Common Stock and debt of the Company and will be similarly subject to the long-term market and credit risk of its investment in the shares being registered pursuant to the Registration Statement. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

Avenue will not receive a commission or other remuneration from the Company if and when shares are sold. Avenue will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by Avenue pursuant to the Registration Statement. Therefore, the investments in the Company by Avenue should not be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that Avenue is not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Carlyle Funds

Background

The Carlyle Funds (together with their affiliated and predecessor entities, “Carlyle”) made their initial investment in the Company in 2010, and Carlyle has held all of its investments in the Company, other than those made pursuant to the Transactions, since 2011. Although Carlyle made an additional investment in the Company pursuant to the Transactions, a significant portion of its holdings represents shares of Common Stock, and shares of Common Stock issued in exchange for the Series B Notes, in each case held since at least 2011. Carlyle has borne, and continues to bear, the risk of these investments unless and until it decides to sell some or all of them, which it may do in its sole discretion. The Company will receive no proceeds of any such sale.

Carlyle Analysis

1) How long the selling shareholders have held the shares.

As noted above, Carlyle has held a significant portion of its investments in the Company since 2011, demonstrating that Carlyle held these investments with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

Securities and Exchange Commission

March 14, 2014

On January 31, 2014, the Investors and the Company consummated the Transactions, pursuant to which Carlyle acquired an additional 3,719,377 shares of Common Stock. However, 1,386,044, or approximately 37.3%, of the aggregate number of shares acquired by Carlyle pursuant to the Transactions were received in exchange for Series B Notes previously acquired by Carlyle in the 2011 Exchange Offer.

Although many of the shares of Common Stock were acquired recently, the length of time that Carlyle has held credit and equity exposure to the Company demonstrates that Carlyle acquired such shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

2) The circumstances under which the selling shareholders received the shares.

Carlyle acquired its initial investments in the Company in open market purchases in 2010, and subsequently acquired additional investments as part of the 2011 Exchange Offer. Although Carlyle did acquire additional shares of Common Stock pursuant to the Transactions, a significant portion represents shares of Common Stock issued in exchange for the Series B Notes and not for cash. Although Carlyle did acquire additional shares for cash pursuant to the Transactions, they did so in an arms-length transaction, as opposed to as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. None of the investments made by Carlyle were made at a discount to the market price of the Common Stock. We believe that the facts surrounding the sale and issuance of these shares to Carlyle do not support a conclusion that Carlyle was acquiring the shares for the purposes of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

The Company does not have an underwriting or other relationship with Carlyle, other than the fact that Carlyle has been a long-term investor in the Company. Carlyle acquired securities as investments in the Company and is not acting as a conduit for the Company. Carlyle is an investor, who has borne the risk of a portion of its investment since 2010, and who continues to bear the risk of its entire investment today. Also, to the extent Carlyle decides to sell shares pursuant to the Registration Statement, it will retain all proceeds therefrom.

The current Registration Statement has been filed by the Company as a result of registration rights negotiated as part of the Transactions, as described in the Registration Statement. Carlyle negotiated the registration rights for a variety of business reasons, including providing enhanced liquidity if and when it determines to sell any portion of its investment, but the registration rights were not granted by the Company for the purposes of conducting an indirect primary offering. The registration rights afforded to Carlyle are substantially similar to registration rights commonly granted to investors in PIPE investments.

Securities and Exchange Commission

March 14, 2014

4) The amount of shares to be sold by the selling shareholders.

As of March 4, 2014, according to Company’s 10-K filed with the Securities and Exchange Commission on March 10, 2014, the Company had 28,901,590 shares of Common Stock outstanding. The Company seeks to register an aggregate of 3,719,377 shares of Common Stock on behalf of Carlyle pursuant to the Registration Statement, which represents approximately 12.9% of the total number of shares of Common Stock issued and outstanding as of March 4, 2014.

5) Whether the selling shareholders are in the business of underwriting securities.

Carlyle has advised the Company that it is an affiliate of broker-dealers, but that none of the Carlyle Funds are in the business of underwriting securities or are registered broker-dealers. Carlyle has certified that it bought the shares being registered in the ordinary course of business, and at the time of the purchase of such shares, it had no agreements or understandings, directly or indirectly, with any person to distribute such shares. Carlyle has a long history of, and its principal business is, investing in different businesses and has represented that it owns the shares of Common Stock for its own account for investment purposes and not with a view towards distribution.

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that Carlyle is acting as a conduit for the Company. Carlyle has endured long-term market and credit risk of its investments in the Company. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

Carlyle will not receive a commission or other remuneration from the Company if and when their shares are sold. Upon a sale of its shares, Carlyle will pay any related broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as applicable. The Company will not receive any of the proceeds from the sale of shares by Carlyle pursuant to the Registration Statement. Therefore, the investments in the Company by Carlyle are not appropriately characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that Carlyle is not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Securities and Exchange Commission

March 14, 2014

Solus Funds

Background

The Solus Funds (together with their affiliated and predecessor entities, “Solus”) have had investments in the Common Stock as well as convertible and non-convertible debt securities of the Company for a number of years. Solus purchased a portion of the Company’s long-term debt in March 2010 and subsequently acquired additional investments as part of the 2011 Exchange Offer, including approximately 3,449,274 registered shares of Common Stock and a portion of the Convertible Notes which, in the aggregate, were convertible into an additional 271,305 registered shares of Common Stock. In 2012 and 2013, Solus effected additional transactions for investment purposes in long-term debt of the Company, registered shares of Common Stock and the Convertible Notes. On January 31, 2014, pursuant to the Transactions described in the Registration Statement, Solus exchanged $12,819,310 principal amount of the Series B Notes held by it on such date for 880,022 unregistered shares of Common Stock and also purchased an additional 1,666,667 unregistered shares of Common Stock.

Solus Analysis

1) How long the selling shareholders have held the shares.

As described above, Solus has maintained investments in the Company for many years. On January 31, 2014, Solus exchanged $12,819,310 principal amount of the Series B Notes held by it on such date for 880,022 unregistered shares of Common Stock and also purchased an additional 1,666,667 unregistered shares of Common Stock.

Solus has borne the credit and market risk of investments in the Company for four years with respect to the Company’s long-term debt and for almost three years with respect to the Convertible Notes and registered shares of Common Stock prior to the filing of the Registration Statement. The length of time that Solus held its Convertible Notes and registered shares of Common Stock prior to the filing of the Registration Statement demonstrates that Solus exchanged its Series B Notes for unregistered shares of Common Stock and purchased additional unregistered shares of Common Stock with an intention to hold them as an investment and not as an underwriter with an intent to distribute them.

2) The circumstances under which the selling shareholders received the shares.

Solus exchanged its Series B Notes for unregistered shares of Common Stock and also acquired additional unregistered shares of Common Stock as an investment and not as part of an underwritten offering. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate

Securities and Exchange Commission

March 14, 2014

the underwriter for its selling efforts and for bearing market risk, and the underwriter seeks to immediately sell or distribute the stock. In contrast, Solus acquired the unregistered shares of Common Stock at a price of $15.00 per share, a slight premium to the closing price of the Common Stock on the last trading day prior to the execution of its Stock Purchase Agreement and Exchange Agreement. Solus did not exchange its Series B Notes for or purchase the unregistered shares of Common Stock with the intention of immediately selling or distributing such shares of Common Stock. We do not believe that the facts surrounding the sale and issuance of the unregistered shares of Common Stock to Solus support a conclusion that Solus was acquiring the shares for the purposes of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

The Company does not have an underwriting relationship with Solus. Solus has been a long-term investor in the Company and has not had a relationship with the Company in any other capacity.

Solus acquired debt and equity securities as investments in the Company and is not acting as a conduit for the Company. Rather, Solus is an investor that is opportunistically seeking investment liquidity after owning illiquid securities it acquired for investment purposes. To the extent Solus sells its shares pursuant to the Registration Statement, Solus will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

The current Registration Statement has been filed by the Company as required by a Registration Rights Agreement that the Company entered into with Solus as described in the Registration Statement. Solus negotiated the registration rights for a variety of business reasons and, in any case, the registration rights were not granted by the Company for the purposes of conducting an indirect primary offering. The registration rights afforded to Solus in the Registration Rights Agreement are substantially similar to registration rights commonly granted to investors in PIPE investments. From the point of view of the Company, filing the Registration Statement entails incremental legal, accounting and printing costs and filing fees with no offsetting monetary benefits to the Company. The Company will not receive any of the proceeds from the offering of shares contemplated by the Registration Statement.

4) The amount of shares to be sold by the selling shareholders.

As of March 4, 2014, according to Company’s 10-K filed with the Securities and Exchange Commission on March 10, 2014, the Company had 28,901,590 shares of Common Stock outstanding. The Company seeks to register an aggregate of 2,546,689

Securities and Exchange Commission

March 14, 2014

shares of Common Stock on behalf of Solus pursuant to the Registration Statement (including 880,022 shares of Common Stock received in exchange for the Series B Notes Solus previously held), which represents approximately 8.8% of the total number of shares of Common Stock issued and outstanding as of March 4, 2014.

The relatively minor percentage of shares should not be construed as a primary offering on behalf of the Company.

5) Whether the selling shareholders are in the business of underwriting securities.

The Company understands that Solus is not in the business of underwriting securities and is not a registered broker-dealer. Solus has a long history of investing in different businesses. Solus has represented that it owns the shares of Common Stock for its own account for investment purposes and not with a view towards distribution.

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that Solus is acting as a conduit for the Company. Solus has been exposed to the long-term market and credit risk of its investment in the registered shares of Common Stock and debt of the Company and will be similarly subject to the long-term market and credit risk of its investment in the shares to be registered pursuant to the Registration Statement. In contrast, underwriters typically desire to allocate shares before they are even acquired to eliminate market risk, among other reasons.

Solus will not receive a commission or other remuneration from the Company if and when any of its shares are sold. Solus will pay any broker-dealer fees or underwriting discounts or commissions directly to the broker-dealers or underwriters that are involved, if any. The Company will not receive any of the proceeds from the sale of shares by Solus pursuant to the Registration Statement. Therefore, the investments in the Company by Solus cannot properly be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that Solus is not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Whitebox Funds

Background

The Whitebox Funds (together with their affiliated and predecessor entities, “Whitebox”) have maintained its investment in the Company for many years. Whitebox purchased the Company’s unsecured bonds in April 2008, which were

Securities and Exchange Commission

March 14, 2014

exchanged for equity in the Company in December 2009. The equity Whitebox received in that exchange was later sold. Whitebox purchased a portion of the Company’s term loan under the Credit Agreement in March 2010, which was exchanged pursuant to the 2011 Exchange Offer for a portion of a new term loan, Convertible Notes and Series B Preferred. Whitebox thereafter sold the equity it received but held the portion of the new term loan and the Series A Notes until the consummation of the Transactions described in the Registration Statement. Whitebox has held debt and equity positions in the Company over the past five years which demonstrates Whitebox’s intent to hold the shares to be registered for resale as an investment and that it did not acquire them as underwriters with an intent to distribute the shares.

White Box Analysis

1) How long the selling shareholders have held the shares.

As described above, Whitebox has maintained its investment in the Company for many years. Although the shares being registered under the Registration Statement were acquired recently, the length of time that Whitebox has held credit and equity exposure to the Company’s shares demonstrate that Whitebox acquired the shares with an intention to hold them as an investment and not as underwriters with an intent to distribute them.

2) The circumstances under which the selling shareholders received the shares.

Whitebox acquired the shares to be registered pursuant to the Transactions and purchased such shares of Common Stock at a slight premium to the closing price on the last trading day prior to the execution of the Stock Purchase Agreements. In a typical underwritten offering, the issuer issues securities to the underwriter for cash, at a discount to the market price to compensate the underwriter for its selling efforts and for bearing market risk. The shares of Common Stock were not issued to Whitebox at a discount, but rather at a slight premium. We believe that the facts surrounding the sale and issuance of the Common Stock to Whitebox do not support a conclusion that Whitebox was acquiring the shares for the purposes of distributing them on behalf of the Company.

3) The selling shareholders’ relationship to the issuer.

The Company does not have an underwriting relationship with Whitebox. While Whitebox has been a long-term investor in the Company’s debt and equity securities, it has been a passive investor without representation on the Company’s board and has not provided services to the Company or received other compensation from the Company.

Securities and Exchange Commission

March 14, 2014

Whitebox acquired its shares as an investment in the Company and is not acting as a conduit for the Company. Whitebox is an investor, who after being at risk for their investment, are seeking registration of a portion of their investment in the Company to allow them to seek partial investment liquidity. To the extent Whitebox sells shares pursuant to the Registration Statement, Whitebox will retain all proceeds therefrom. In contrast, in an underwritten offering, the issuer would receive the proceeds of the offering, either before or after the sales by the underwriters.

4) The amount of shares to be sold by the selling shareholders.

As of March 4, 2014, according to Company’s 10-K filed with the Securities and Exchange Commission on March 10, 2014, the Company had 28,901,590 shares of Common Stock outstanding. The Company seeks to register an aggregate of 1,866,667 shares of Common Stock on behalf of Whitebox pursuant to the Registration Statement, which represents approximately 6.5% of the total number of shares of Common Stock issued and outstanding as of March 4, 2014.

The relatively minor percentage of shares should not be construed as a primary offering on behalf of the Company.

5) Whether the selling shareholders are in the business of underwriting securities.

The Company understands that Whitebox is not in the business of underwriting securities and is not a registered broker-dealer. Whitebox has a long history of investing in different businesses. Whitebox has represented that it owns the shares of Common Stock being registered pursuant to the Registration Statement for its own account for investment purposes and not with a view towards distribution.

6) Whether under all the circumstances it appears that the selling shareholders are acting as a conduit for the issuer.

The facts above do not support the conclusion that Whitebox is acting as a conduit for the Company. Whitebox has been a long-term investor in the Company’s debt and equity securities and purchased the shares of Common Stock to be registered for resale at a slight premium to the closing price of the Common Stock on the last trading day before the execution of the Stock Purchase Agreements.

Whitebox will not receive a commission or other remuneration from the Company if and when its shares are sold. Whitebox will pay any broker-dealer fees or underwriting discounts or commissions directly to such broker-dealers or underwriters, as

Securities and Exchange Commission

March 14, 2014

applicable. The Company will not receive any of the proceeds from the sale of shares by Whitebox pursuant to the Registration Statement. Therefore, the investments in the Company by Whitebox cannot realistically be characterized as the Company indirectly selling shares into the market to raise capital. These facts support the conclusion that Whitebox is not acting on behalf of the Company or as a conduit for the Company selling shares into the open market for a profit.

Conclusion

The Staff has noted in its Compliance and Disclosure Interpretation 116.15 that “affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings that are deemed to be genuine secondaries.”

Accordingly, the Company respectfully submits that based on the totality of the facts and circumstances described above, the proposed offering is a genuine secondary offering and the Investors should not be deemed statutory underwriters in this case.

2.	Please tell us whether any of the non-natural person selling stockholders, besides Deutsche Bank Securities Inc., are broker-dealers or affiliates of any broker-dealers.

Response:

The Carlyle Funds are affiliates of the following broker-dealers: Avalon Wealth Management, LLC; Sandler + O’Neill, Partners, L.P.; TCW Funds Distributers; and TCG Securities, L.L.C. The Carlyle Funds have certified that they bought the shares being registered in the ordinary course of business, and at the time of the purchase of such shares, they had no agreements or understandings, directly or indirectly, with any person to distribute such shares. In response to the Staff’s comment, the Company has added disclosure on page 21 of the Registration Statement to disclose that the Carlyle Funds are affiliates of broker-dealers.

Selling Stockholders, page 18

3.	We note your statement in footnote 8 on page 21 that “Deutsche Bank Securities Inc. is a registered broker-dealer. The shares registered for resale hereunder were not issued as underwriter compensation and as a result Deutsche Bank Securities Inc. may be deemed an underwriter with regard to such shares.” Please revise the latter part of this sentence to identify Deutsche Bank Securities Inc. as an underwriter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Registration Statement to identify Deutsche Bank Securities Inc. as an underwriter.

Securities and Exchange Commission

March 14, 2014

4.	Similarly, we note your statement on page 18 that “[c]ertain selling stockholders may be deemed an ‘underwriter’ as defined in the Securities Act.” Please revise to clarify that Deutsche Bank Securities Inc. is an underwriter and that all other selling stockholders may be deemed to be underwriters.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the Registration Statement to clarify that Deutsche Bank Securities Inc. is an underwriter and that all other selling stockholders may be deemed to be underwriters.

Exhibit 5.1

5.	We note your statement on page 2 conditioning your opinion on stockholder approval of the Certificate Amendment and the conversion of preferred stock into common stock. Please confirm that upon takedown you will file an unqualified opinion by post-effective amendment or on Form 8-K incorporated by reference into the registration statement.

Response:

The Company confirms that upon takedown it will file an unqualified opinion by post-effective amendment or on Form 8-K incorporated by reference into the registration statement.

6.	Please remove the last sentence on page 3, as it appears to improperly limit reliance. All purchasers of the securities in the offering are entitled to rely on the opinion.

Response:

In response to the Staff’s comment, the Company has removed the last sentence on page 3 of Exhibit 5.1 to the Registration Statement.

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Securities and Exchange Commission

March 14, 2014

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.